September 7, 2007


Mr. Rufus Decker
Branch Chief
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:      Form 10-K for the fiscal year ended December 31, 2006
         Form 10-Q for the period ended March 31, 2007
         File No. 1-1031

Dear Mr. Decker:

         On behalf of Ronson Corporation (the "Company"), we set forth below the
                                               -------
responses to the comments which you raised in your letter dated August 26, 2007 (the "Comment Letter"); numbered paragraphs below correspond to the paragraphs
      --------------
of the same numbering contained in the Comment Letter:

1. As requested, we supplementally advise you herein of the intended revisions to our future filings.

2. The Ronson Aviation charter service was not a separate operating unit, but only a product line complementing the other product lines of Ronson Aviation, which are primarily aircraft fueling, hangar services and maintenance services. The operating losses disclosed in prior financial statements were the gross profit (loss) on the charter service product line. Prior to the sale, the charter service department consisted of one aircraft and one full-time pilot and occasional part-time pilots.

         Other than the one aircraft itself, no assets or liabilities related to the product line were maintained separately. Any spare parts were maintained in the general inventory. General, Administrative and Selling expenses were not maintained separately by product line and can not be reasonably separated. Administrative and Selling activities were carried out by personnel who also performed similar functions for other product lines/services. The charter service also shared facilities and equipment with the remainder of Ronson Aviation.

         The accounting records of assets and liabilities were not maintained separately. That is, the records of accounts receivable, inventory, accounts payable, accrued expenses, and debt were commingled with the balance of Ronson Aviation's activities. Thus, related cash flows can not be clearly distinguished.

         As stated in our July 31, 2007 letter, we believe the charter services of Ronson Aviation did not meet the definition of a component pursuant to paragraph 111 of SFAS 144.

3. The Company's Statements of Cash Flows have been revised to present the exchange rate changes in the reconciliation between the cash and cash equivalents amount at the beginning of the period to the end of the period. The revised Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the quarters ended March 31, 2007 and 2006 are attached.

4. We confirm that we will include the disclosure of useful lives of each category of property, plant and equipment in future filings. The relevant paragraph of Note 1 will be as follows:

         Property and Depreciation - Property, plant and equipment are carried at cost and are depreciated over their estimated useful lives using the straight-line method. Capitalized leases are amortized over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the remaining lease terms, whichever is shorter. Buildings and improvements include: buildings and improvements with useful lives of 5 - 50 years, land improvements with useful lives of 5 - 20 years, and leasehold improvements with useful lives of 3 - 20 years. Machinery and equipment includes production equipment with useful lives of 5 - 20 years, office furniture and equipment with useful lives of 2 - 15 years, autos and trucks with useful lives of 3 - 5 years, and tools, dies and molds with useful lives of 3 - 5 years.

5. We confirm that the number of anti-dilutive securities will be disclosed in future filings.

6. As of December 31, 2006, and March 31, 2007, the Company was the defendant in two product liability lawsuits, each claiming damages due to injuries alleged to be related to a Ronson consumer product. One claim alleges malfunction of a lighter and the Company's counsel has advised the amount of potential loss to be less than 1% of the Company's related insurance coverage. The Company has accrued the policy deductible of $20,000 for defense costs and any potential loss. The second claim alleges injury due to a leak when using the Company's butane refills to fill a competitor's lighter. The Company's counsel has advised that he expects to move to dismiss the claim against the Company. The Company has accrued the policy deductible of $15,000 for defense costs.

         The Company was involved in two tax audits in 2006. No issues were raised. The audits were completed with an acceptance of the return as filed with no liability in one and a liability of $94 in the other.

         No matters, other than those disclosed in the footnote, relate to environmental matters.

         There is no range of loss to be disclosed since any loss not accrued is covered by the Company's insurance.

7. We confirm that the information provided in our response dated August 6, 2007, regarding the environmental liability related to Prometcor will be disclosed in the Company's filings.

         The additional requested disclosures will be included as follows:

         The undiscounted amount of the long-term portion is expected to be expended at the rate of about $24,000 in the first year following the approval by the NJDEP of a plan; about $11,000/year for an additional eighteen years; and about $10,000/year for an additional ten years.

8. As we have noted previously, the fair value of the option at December 31, 2006, ought not to be relevant on July 7, 2004, the date the agreement was signed. The relevant fair value is on the date of the contract, July 2004. Prior to entering that agreement renewal, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of the option as compared to the discounted present value of the contractual cost of the option. The estimated fair value was $159,000 as compared to the present value of the cost of $134,000. The key assumptions utilized were: the option strike price of $6.50/sh ($5.62 after April 15, 2007), the current price of the Ronson stock of $2.56/sh (the price at noon on 7/1/04), volatility of 53.1%, risk free interest rate of 3.19%, and the discount rate of 5.25%, (the Company's incremental borrowing rate). Also, please note that the Black-Scholes Option Pricing Model provides that the market price of the shares need not equal or exceed the exercise (strike) price of the option for the option to have value. The strike price of $5.62, after giving effect to three 5% stock dividends issued in April 2005, 2006, and 2007 is equivalent to the original strike price of $6.50.

         The two agreements, the consulting and option agreements, were separate agreements and speak for themselves. (Please refer to the Company's Current Report on Form 8-K dated July 8, 2004 for copies of the agreements).

         As noted before, we determined that the amount paid for the option constituted a transaction in the Company's equity, and, therefore, the cost, as incurred, was appropriately classified as a reduction in additional paid-in capital, because the value received by the Company, and foregone by Mr. Dinger, was the future potential appreciation in the Company's stock. This is valued above at about $159,000 compared to the cost of the option of $134,000. No other terms of the option agreement could be separately valued. The consideration of the items in FTB 85-6 is as discussed above.

         In the event of any additional inquiries regarding the supplemental information herein, please do not hesitate to contact the undersigned.


                                                 Sincerely,
                                                 RONSON CORPORATION

                                                 /s/ Daryl K. Holcomb

                                                 Daryl K. Holcomb
                                                 Vice President &
                                                 Chief Financial Officer

RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Dollars in thousands


                                                               Year Ended December 31,
                                                              ------------------------
                                                                 2006          2005
                                                                 ----          ----

Cash Flows from Operating Activities:
Net earnings (loss) .......................................   $       67    $     (333)
Adjustments to reconcile net earnings (loss) to
    net cash provided by (used in) operating activities:
    Depreciation and amortization .........................          656           738
    Deferred income tax provisions (benefit) ..............          130          (235)
    Loss on disposal of assets ............................           --            97
    Increase (decrease) in cash from changes in:
       Accounts receivable ................................          (49)           49
       Inventories ........................................         (240)         (221)
       Other current assets ...............................         (185)          291
       Accounts payable ...................................          231           343
       Accrued expenses ...................................          129          (279)
       Other non-current assets and other long-term
         liabilities ......................................         (221)         (108)
    Net change in pension-related accounts ................         (398)         (507)
    Exchange (gain) loss ..................................          (78)           --
    Discontinued operations ...............................           --            --
                                                              ----------    ----------
       Net cash provided by  (used in) operating activities           42          (165)
                                                              ----------    ----------

Cash Flows from Investing Activities:
Capital expenditures ......................................       (2,185)         (597)
Proceeds from sale of property, plant & equipment .........           12         1,600
                                                              ----------    ----------
       Net cash provided by (used in) investing activities        (2,173)        1,003
                                                              ----------    ----------

Cash Flows from Financing Activities:
Proceeds from short-term debt .............................        2,526           750
Proceeds from long-term debt ..............................        3,145            --
Proceeds from issuance of common stock ....................           47            --
Payments of long-term debt ................................       (1,518)         (738)
Payments of long-term lease obligations ...................         (255)         (224)
Payments of short-term debt ...............................       (1,883)         (689)
Payments of dividends .....................................           --           (84)
Redemption of preferred stock .............................           --            --
Cost of stock option agreement ............................          (48)          (48)
                                                              ----------    ----------
       Net cash provided by (used in) financing activities         2,014        (1,033)
                                                              ----------    ----------
Net decrease in cash and cash equivalents .................         (117)         (195)
Effect of exchange rates on cash ..........................           (3)           10
Cash and cash equivalents at beginning of year ............          414           599
                                                              ----------    ----------
Cash and cash equivalents at end of year ..................   $      294    $      414
                                                              ==========    ==========

See notes to consolidated financial statements.

              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                            (in thousands of dollars)
                                   (Unaudited)

                                                                  Three Months Ended
                                                                       March 31,
                                                               ------------------------
                                                                  2007          2006
                                                                  ----          ----
Cash Flows from Operating Activities:
Net earnings (loss)                                            $      (92)   $       78
Adjustments to reconcile net earnings (loss) to
 net cash provided by (used in) operating activities:
 Depreciation and amortization                                        188           153
 Stock option expense                                                   6            --
 Deferred income tax expense (benefit)                                (63)           16
 Increase (decrease) in cash from changes in:
  Current assets and current liabilities                               (6)          487
  Other non-current assets and other long-term
   liabilities                                                        (28)          (19)
 Net change in pension-related accounts                               (71)         (203)
 Exchange (gain) loss                                                  --            --
                                                               ----------    ----------
         Net cash provided by (used in) operating activities          (66)          512
                                                               ----------    ----------

Cash Flows from Investing Activities:
 Capital expenditures                                                (356)         (147)
                                                               ----------    ----------
      Net cash used in investing activities                          (356)         (147)
                                                               ----------    ----------


Cash Flows from Financing Activities:
 Proceeds from short-term debt                                        514           250
 Payments of short-term debt                                         (192)         (200)
 Payments of long-term debt                                           (72)          (39)
 Payments of long-term lease obligations                              (68)          (74)
 Cost of stock option agreement                                       (12)          (12)
                                                               ----------    ----------
         Net cash provided by (used in) financing activities          170           (75)
                                                               ----------    ----------

Net increase (decrease) in cash and cash equivalents                 (252)          290
Effect of exchange rates on cash                                        4            (7)
Cash and cash equivalents at beginning of period                      294           414
                                                               ----------    ----------

Cash and cash equivalents at end of period                     $       46    $      697
                                                               ==========    ==========

See notes to consolidated financial statements.